SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 5, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Press release dated July 4, 2002: INSTRUMENTARIUM CLOSES ACQUISITION OF SPACELABS MEDICAL, INC. - STRENGTHENS ITS POSITION IN US CRITICAL CARE PATIENT MONITORING MARKET

4 JULY, 2002 at 9.00

INSTRUMENTARIUM CLOSES ACQUISITION OF SPACELABS MEDICAL, INC. - STRENGTHENS ITS POSITION IN US CRITICAL CARE PATIENT MONITORING MARKET

HELSINKI, Finland

Instrumentarium (Nasdaq: INMRY, Hex: INS1V) announced today that it had closed its acquisition of Spacelabs Medical, Inc. (Nasdaq: SLMD) , based in Redmond, Washington, USA under a definitive merger agreement signed in March 2002. Instrumentarium paid $14.25 in cash per share to Spacelabs' stockholders, for a total of approximately EUR 142 million. Instrumentarium funded the acquisition from cash on hand and existing credit facilities.

The newly-acquired business will operate as the Spacelabs Medical division of Instrumentarium, and will continue to directly serve its customers through its existing US sales channel. In international sales to critical care, the Spacelabs Medical division will closely co-operate with Datex-Ohmeda's existing sales companies. Sales in the USA in the primarily critical care patient monitoring business of Spacelabs, amounted to approximately EUR 140 million in 2001, with additional sales in excess of EUR 50 million in sales of patient monitoring products to other markets, mostly to critical care. Spacelabs' total sales in 2001 were $242 million and it has approximately 1,200 employees.

"Spacelabs Medical division is an excellent complementary business for Instrumentarium and we will now have a substantial growth platform for the US patient monitoring market. The acquisition has increased Instrumentarium's sales to critical care three-fold," said Olli Riikkala, President and CEO of Instrumentarium.

About Instrumentarium

Instrumentarium Corporation is a leading international medical technology company, operating in Anesthesia and Critical Care, Medical Equipment and Optical Retail. In 2001 Instrumentarium had sales of EUR 1025 million ($920 million) and employed approximately 5,300 professionals worldwide. Of Instrumentarium's total sales in 2001, over 90% were exports and foreign operations, and 70% of revenues were from anesthesia and critical care. Instrumentarium is listed on the Helsinki Exchanges (INS1V.HE) with ADRs listed on the Nasdaq (INMRY). See also www.instrumentarium.com and www.datex-ohmeda.com.

About Spacelabs Medical division

Spacelabs Medical division of Instrumentarium is a leading provider of integrated healthcare information systems and instrumentation with a strategic focus on wireless, telemedicine and Internet solutions for healthcare. The division provides a full range of patient monitoring products and information systems for use in all areas of the hospital. See also www.spacelabs.com.

INSTRUMENTARIUM CORPORATION

Seppo Oksanen Folke Lindberg

DISTRIBUTION
Helsinki Exchanges
Media

FURTHER INFORMATION:
Sean Donovan, Instrumentarium Corporation, Director, Investor Relations, Tel. +358 10 394 3645
Richard Atkin, Datex-Ohmeda North America, President and CEO, Tel. +1 608 221 1551, ext. 3129

4 JULY, 2002 at 9.00

INSTRUMENTARIUM ANNOUNCES SHAREHOLDERS OF SPACELABS MEDICAL, INC. VOTE IN FAVOR OF MERGER

HELSINKI, Finland

Instrumentarium (Nasdaq: INMRY) announced today that shareholders of Spacelabs Medical Inc. (Nasdaq:SLMD) voted in favor of the definitive merger agreement signed in March 2002. Instrumentarium will pay $14.25 per share to Spacelabs stockholders, or a total of approximately EUR 142 million following closing. The acquisition is expected to close July 8, 2002.

About Instrumentarium

Instrumentarium Corporation is a leading international medical technology company, operating in Anesthesia and Critical Care, Medical Equipment and Optical Retail. In 2001 Instrumentarium had sales of EUR 1025 million ($920 million) and employed approximately 5,300 professionals worldwide. Of Instrumentarium's total sales in 2001, over 90% were exports and foreign operations, and 70% of revenues were from anesthesia and critical care. Instrumentarium is listed on the Helsinki Exchanges (INS1V.HE) with ADRs listed on the Nasdaq (INMRY). See also www.instrumentarium.com and www.datex-ohmeda.com.

About Spacelabs Medical division

Spacelabs Medical division of Instrumentarium is a leading provider of integrated healthcare information systems and instrumentation with a strategic focus on wireless, telemedicine and Internet solutions for healthcare. The division provides a full range of patient monitoring products and information systems for use in all areas of the hospital. See also www.spacelabs.com.

INSTRUMENTARIUM CORPORATION

Seppo Oksanen Folke Lindberg

DISTRIBUTION
Helsinki Exchanges
Media

FURTHER INFORMATION:
Sean Donovan, Instrumentarium Corporation, Director, Investor Relations, Tel. +358 10 394 3645
Richard Atkin, Datex-Ohmeda North America, President and CEO, Tel. +1 608 221 1551, ext. 3129

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: July 5, 2002

By: ________________________
Matti Salmivuori
Chief Executive Officer

Date: July 5, 2002

By: ________________________
Juhani Lassila
Group Treasurer

LNDOCS01/63877.10